UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12b-25

NOTIFICATION OF LATE FILING



SEC FILE NUMBER         333-130961-07


CUSIP NUMBER



(Check one)

( X) Form 10-K

(  ) Form 20-F

(  ) Form 11-K

(  ) Form 10-Q

(  ) Form 10-D

(  ) Form N-SAR

(  ) Form N-CSR


For Period Ended:       December 31, 2006


(  ) Transition Report on Form 10-K

(  ) Transition Report on Form 20-F

(  ) Transition Report on Form 11-K

(  ) Transition Report on Form 10-Q

(  ) Transition Report on Form N-SAR


For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Financial Asset Securities Corp.
(Full Name of Registrant)

N/A
(Former Name if Applicable)


c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Rd.
(Address of Principal Executive Office) (Street and Number)


Columbia, MD    21045
(City, State and Zip Code)



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
 ( X ) day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.



PART III - NARRATIVE

Fremont 2006-A:

The Registrant is unable to file a complete Annual Report on Form 10-K for the fiscal year ending December 31, 2006 without reasonable effort or expense because of the failure to receive the Item 1122 attestation report (the "Attestation Report") required by Regulation AB for Fremont Investment & Loan ("Fremont"), the servicer of the mortgage loans under the pooling and servicing agreement.

Fremont has informed the Registrant that the accounting firm that was scheduled to deliver the Attestation Report informed Fremont it was resigning from its engagement during the last week of March, and Fremont has not yet been able to engage an alternative accounting firm to prepare the Attestation Report. Fremont is contractually obligated to provide the Registrant with an Attestation Report by one or more registered public accounting firms related to its assessment of compliance. Fremont is in breach of those obligations. The Registrant has taken the following measures in an attempt to obtain Fremont's Attestation Report meeting the Item 1122 requirements: suggested alternative registered public accounting firms to issue the Attestation Report, reached out to Fremont's current accounting firm for an explanation as to why the Attestation Report can not be delivered and held numerous conferences with Fremont's senior management to discuss the implications of not delivering the Attestation Report and all possible alternatives. Despite these measure, the Registrant has been informed by senior management of Fremont that the Attestation Report will not be delivered by Fremont on or prior to the 10-K filing deadline.

Fremont is not an affiliate of the Registrant.

The Registrant cannot obtain a compliant Attestation Report from Fremont through any other steps available to it without unreasonable effort or expense. The Registrant is continuing to work with Fremont and its senior management to obtain the Attestation Report by no later than the extended filing deadline of April 17, 2007.




(Attach Extra Sheets if Needed)




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


James Esposito
(Name)


203
(Area Code)


625-6072
(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).   ( X ) Yes  (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           (   )Yes ( X ) No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Financial Asset Securities Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


April 2, 2007
(Date)



/s/ James Esposito
James Esposito, Managing Director
Financial Asset Securities Corp.
(By)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.